Exhibit 23.7

EASTERN INTERNATIONAL LTD.

东源全球股份有限公司

(A company incorporated in the Cayman Islands with registered number 402206)

(the Company)

Consent to act as independent director

To: The Company

I consent to act as an independent director of the Company with effect from such time as the board of directors of the Company may resolve, subject to, and with the benefit of the provisions of, its articles of association.

I certify that I have attained the age of 18 years.

I am not disqualified by the memorandum and articles of association of the Company or any law from acting on this role.

Full Name:	Chun Pong (Colman) Chiu

Former names/aliases:	N/A

Nationality:	Chinese

Date of birth:	May, 1977

Place of birth:	Hong Kong

Email address:

Address:	Homantin, Kin, Hong Kong

/s/ Chun Pong(Colman)Chiu	January 31, 2025
Name: Chun Pong (Colman) Chiu	Date signed